SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section
14(d)(4) of the Securities Exchange Act of 1934

TESORO CORPORATION
(Name of Subject Company)
TESORO CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.16 2/3 per share
(Title of Class of Securities)
881609101
(CUSIP Number of Class of Securities)
Charles S. Parrish, Esq.
Tesoro Corporation
Senior Vice President, General Counsel and Secretary
300 Concord Plaza Drive
San Antonio, Texas 78216-6999
(210) 828-8484
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With copies to:
Charles L. Strauss, Esq.
James R. Griffin, Esq.
Fulbright & Jaworski L.L.P.
Fulbright Tower
1301 McKinney, Suite 5100
Houston, TX 77010
(713) 651-5151
and
John G. Finley, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Tracinda Announces Tender Offer for 16% of Tesoro Corporation Shares
SIGNATURE
Press Release
Letter to Employees
Employee Frequently Asked Questions

Item 1.  Subject Company Information.
     The name of the subject company is Tesoro Corporation, a Delaware corporation (the “Company” or “Tesoro”). The address of the principal executive offices of the Company is 300 Concord Plaza Drive, San Antonio, Texas 78216-6999. The telephone number of the Company at its principal executive offices is (210) 828-8484.
     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this “Schedule”) relates is the common stock, par value $0.16 2/3 per share, of the Company (the “Common Stock”).
     As of October 30, 2007, there were 136,981,939 shares of Common Stock issued and outstanding.
Item 2.  Identity and Background of Filing Person.
     This Schedule is being filed by the Company. The Company’s name, business address and business telephone number are set forth in Item 1 above.
     This Schedule relates to the tender offer by Tracinda Corporation, a Nevada corporation (“Tracinda”), as disclosed in a Tender Offer Statement on Schedule TO filed by Tracinda (the “Schedule TO”) with the United States Securities and Exchange Commission (the “SEC”) on November 7, 2007, to purchase up to 21,875,000 shares of Common Stock at a purchase price of $64.00 per share, in cash (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase dated November 7, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (which, collectively with any amendments or supplements thereto, constitute the “Offer”).
     As set forth in the Schedule TO, the address of the principal executive offices of Tracinda is 150 South Rodeo Drive, Suite 250, Beverly Hills, California 90212.
Item 3.  Past Contacts, Transactions, Negotiations and Agreements.
     2007 Proxy Statement. Information regarding any agreements, arrangements and understandings and any actual or potential conflicts of interest is included in the following sections of the Company’s Proxy Statement filed on Schedule 14A with the SEC on March 30, 2007 (the “2007 Proxy Statement”), which sections are filed as Exhibit (e)(1) hereto and are incorporated herein by reference: “Compensation of Directors” on pages 11-14 of the 2007 Proxy Statement, “Stock Ownership” on pages 21-23 of the 2007 Proxy Statement, “Summary Compensation Table” on pages 31-33 of the 2007 Proxy Statement, “Grants of Plan-Based Awards” on pages 33-34 of the 2007 Proxy Statement, “Employment Contracts and Management Stability Agreements” on pages 34-35 of the 2007 Proxy Statement, “Outstanding Equity Awards at Fiscal Year-End Table” on pages 36-37 of the 2007 Proxy Statement, “Option Exercises and Stock Vested” on page 37 of the 2007 Proxy Statement, “Pension Benefits” on pages 38-39 of the 2007 Proxy Statement and “Estimated Payments Upon Change-in-Control or Termination” on pages 39-49 of the 2007 Proxy Statement.
     Since the filing of the 2007 Proxy Statement, on June 8, 2007, the Board of Directors of the Company named Gregory A. Wright Executive Vice President and Chief Administrative Officer of the Company.

     Any information contained in the pages incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Schedule to the extent that any information contained herein modifies or supersedes such information.
     Management Stability Agreements.  In addition to the management stability agreement the Company has entered into with one named executive officer as described in the excerpts from the 2007 Proxy Statement filed as Exhibit (e)(1) and incorporated by reference herein, the Company has entered into management stability agreements with eleven senior executives. Pursuant to such agreements, the Company will provide severance benefits to the executive if the executive ceases to be an employee of the Company within 24 months of a change of control of the Company by reason of (i) involuntary termination by the Company unless such termination is for “cause” or (ii) voluntary termination for “good reason upon change of control” by the executive. The amount of severance will be (a) a lump-sum payment equal to either two times or two and a half times the executive’s base salary at the then current rate and (b) a lump-sum payment equal to (i) two times or two and a half times the sum of the target bonuses under all of the Company’s incentive bonus plans applicable to such executive for the year in which the termination occurs or the year in which the change of control occurred, whichever is greater, and (ii) if termination occurs in the fourth quarter of a calendar year, the sum of the target bonuses under all of the Company’s incentive bonus plans applicable to such executive for the year in which the termination occurs prorated daily based on the number of days from the beginning of the calendar year in which the termination occurs to and including the date of termination. In addition to these severance amounts, the executive will be entitled to receive coverage and benefits comparable to all life, health and disability plans of the Company for a period of either 24 or 30 months from the date of termination, and the executive shall receive two or two and a half years additional service credit under the current non-qualified supplemental pension plans, or successors thereto, of the Company applicable to such executive on the date of termination.
     In the case of each of the management stability agreements discussed above and the Board of Directors Deferred Compensation Plan (the “Deferred Compensation Plan”) discussed in the excerpts from the 2007 Proxy Statement filed as Exhibit (e)(1) and incorporated by reference herein, a “change of control” will occur when (i) any “person” (as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than the Company or a subsidiary thereof or any employee benefit plan sponsored by the Company or a subsidiary thereof, becomes the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company representing 20% or more of the combined voting power of the Company’s then outstanding securities ordinarily (and apart from rights accruing in special circumstances) having the right to vote in the election of directors, as a result of a tender or exchange offer, open market purchases, privately negotiated purchases or otherwise, and (ii) if at any time during a one-year period thereafter, the members of the Board of Directors (the “Board”) prior to that one-year period cease to be at least a majority of the Board, unless each new Board member during that one-year period is approved by a vote of at least two-thirds of the Board members still in office who were Board members at the beginning of that one-year period. Thus, the consummation of the Offer alone will not constitute a change of control under either the management stability agreements or the Deferred Compensation Plan. Further information on the management stability agreements with the eleven senior executives is included in the exhibits attached hereto and is incorporated herein by reference.
     Except as described herein and in the sections of the 2007 Proxy Statement filed as Exhibit (e)(1) hereto and incorporated herein by reference, to the knowledge of the Company, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between (i) the Company, its executive officers, directors or affiliates, on the one hand, and (ii) Tracinda, its executive officers, directors or affiliates, on the other hand.
Item 4.  The Solicitation or Recommendation.
     According to the Schedule TO, Tracinda, which is wholly owned by Kirk Kerkorian, owned 5,500,000 shares of Common Stock, representing approximately 4% of the outstanding shares of Common Stock as of November 7, 2007. On October 26, 2007, Tracinda issued a press release announcing that it proposed to acquire up to 21,875,000 shares of Common Stock at a price of $64.00 per share, which would result in Tracinda (or any group of which it is a member) being the beneficial owner of approximately 19.98% of the outstanding shares of Common Stock.
     Tracinda’s October 26, 2007 press release is set forth below:
FOR IMMEDIATE RELEASE
Contact:
Winnie Lerner / Tom Johnson
Abernathy MacGregor Group
212/371-5999
Tracinda Announces Tender Offer for 16% of Tesoro Corporation Shares
     LOS ANGELES, CA— October 26, 2007— Tracinda Corporation today announced that it intends to make a cash tender offer for up to 21,875,000 shares of common stock of Tesoro Corporation (NYSE: TSO) at a price of $64.00 per share. The offer price represents a 11.9% premium over Tesoro’s closing stock price of $57.20 on October 25, 2007 and a 36.7% premium over Tesoro’s closing stock price on October 3, 2007, the day upon which Tracinda began purchasing shares in the company. The offer is without regard to Tesoro’s regular quarterly dividend of $.10 per share expected to be paid in December 2007.
     The shares to be purchased pursuant to the offer represent approximately 16% of the outstanding shares of Tesoro Corporation common stock. Tracinda Corporation, of which Kirk Kerkorian is the sole shareholder, currently owns 5.5 million shares of Tesoro common stock, which represents approximately 4% of the outstanding shares. Tracinda’s average cost for such shares is approximately $52.23 per share. Upon completion of the offer, Tracinda would beneficially own 27,375,000 shares of Tesoro common stock, or approximately 20%.
     Tracinda believes that the fundamentals of the petroleum refining industry make it an attractive area for investment. Tracinda has chosen to invest in Tesoro because Tracinda believes that the company is well positioned within the industry and has a management team that is effectively executing its strategic plan. Tracinda looks forward to participating in the growth of the company alongside the other shareholders.
     Once the tender offer is commenced, offering materials will be mailed to Tesoro stockholders and filed with the Securities and Exchange Commission. Tesoro stockholders are urged to read the offering materials when they become available because they will contain important information.

     The tender offer will be subject to customary conditions for transactions of this type, including expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is required as a result of the number of shares Tracinda intends to acquire in the tender offer. Tracinda’s offer will not be subject to financing.
     THIS DOCUMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. TRACINDA HAS NOT YET COMMENCED THE TENDER OFFER DESCRIBED HEREIN. THE TENDER OFFER WILL BE MADE ONLY THROUGH AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THIS TENDER OFFER STATEMENT OF TRACINDA AND THE RELATED LETTER OF TRANSMITTAL WHEN SUCH DOCUMENTS ARE FILED AND BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE TENDER OFFER STATEMENT WILL BE FILED BY TRACINDA WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”). INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THIS STATEMENT (WHEN FILED AND AVAILABLE) AND OTHER RELEVANT DOCUMENTS ON THE SEC’S WEB SITE AT: HTTP://WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO TRACINDA.
# # #
     On October 26, 2007, Daniel Taylor, an executive of Tracinda, telephoned Bruce A. Smith, Chairman of the Board of Directors, President and Chief Executive Officer of the Company, to inform him of the issuance of the press release and to emphasize Tracinda’s investment intent. Mr. Smith was unavailable at that time, but returned the call and spoke with Mr. Taylor later that day.
     On October 29, 2007, the Company issued a press release advising the Company’s stockholders that the Company was aware of Tracinda’s press release, that the Board would be reviewing the Offer once it commenced and would advise the Company’s stockholders of the Board’s position regarding the Offer, and urging the Company’s stockholders to defer making a determination whether to accept or reject the Offer until the Board had advised the stockholders of its position. On that date, Mr. Smith and Gregory Wright, Executive Vice President and Chief Administrative Officer of the Company, met with Mr. Kerkorian, Mr. Taylor and Terry Christensen, an advisor and counselor to Tracinda, in Las Vegas, Nevada, where Mr. Smith was speaking at a previously arranged conference. At the meeting, Mr. Kerkorian informed Messrs. Smith and Wright that Tracinda was impressed with the Company and intended to be a long-term investor and supportive of the Company. Mr. Smith stated that he welcomed the opportunity to meet with Mr. Kerkorian and that he viewed the Offer as an endorsement of management’s effort to execute the Company’s business plan and that the Board would thoroughly review the Offer before making a recommendation to the Company’s stockholders.
     At a regularly scheduled meeting of the Board on October 30, 2007, the Board reviewed the announcement by Tracinda of its intent to commence the Offer and various matters related thereto. At this meeting, the Board was apprised of the Company’s obligations pursuant to the federal securities laws to issue a statement on Schedule 14D-9 within ten business days of the commencement of the Offer. The Board also was apprised of the filing requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Representatives of Lehman Brothers Inc. (“Lehman”), financial advisors to the Company, reviewed with the Board the anticipated Offer by Tracinda, information regarding Tracinda and its history relating to minority positions in other public companies, and various matters pertaining thereto. Representatives of Fulbright & Jaworski, L.L.P., counsel to the Company (“Fulbright”), then reviewed with the Board its obligations under the federal securities laws with respect to the Offer, the Board’s fiduciary duties in this context, and various matters pertaining to the Board’s potential response to the Offer.
     On November 1, 2007 and November 2, 2007, Mr. Taylor spoke with Mr. Smith regarding the timing of the commencement of the Offer.
     On November 6, 2007, Mr. Taylor notified Mr. Smith that Tracinda would be commencing the Offer on November 7, 2007.
     On November 7, 2007, Tracinda commenced the Offer with the publication of a newspaper advertisement and the filing of the Schedule TO with the SEC.
     On November 7, 2007, Mr. Smith telephoned Mr. Taylor to arrange a meeting with Mr. Kerkorian for November 13, 2007.
     At a special meeting of the Board on November 9, 2007, the Board reviewed the Company’s long-term business plan with management. Representatives of Lehman, Fulbright, Simpson Thacher & Bartlett LLP, special counsel to the Company (“Simpson”) and Richards, Layton & Finger, P.A., Delaware counsel to the Company (“Richards”), reviewed with the Board the terms and conditions of the Offer as disclosed in the Schedule TO, including: the proposed timeline for the Offer; the percentage of the shares of Common Stock currently owned by Tracinda, as disclosed in the Schedule TO; the percentage stake in the Company sought to be acquired by Tracinda in the Offer; Tracinda’s stated intent to hold the shares of Common Stock acquired by it, including those to be acquired in the Offer, for investment purposes; the tax consequences to the stockholders as a result of participating in the Offer; and the terms and conditions to the Offer and the proration provisions in the event of oversubscription in the Offer. Representatives of Lehman further reviewed with the Board recent Common Stock price performance and trading activity, the impact of the Offer on the market price of the Common Stock, an evaluation of the Company’s stockholder base, financial analyses relating to the Offer and various other matters. Representatives of Fulbright and Simpson also reviewed with the Board its fiduciary duty obligations in making its recommendation to the stockholders with respect to the Offer, various factors for the Board to consider in making its required recommendation and various matters pertaining to the Board’s potential response to the Offer. The Board discussed its potential recommendation to stockholders and the extent to which Tracinda’s completion of the Offer might result in Tracinda, by virtue of its history and the size of the investment, posing any issues to the Company’s long-term corporate policy. The Board also discussed potential responses available to the Company, including a governance agreement and a stockholder rights plan. Following these discussions, the Board formally authorized Mr. Smith to discuss the possibility of a Board seat for a representative of Tracinda coupled with Mr. Kerkorian and Tracinda entering into a governance agreement with the Company. The Board also scheduled a special meeting of the Board to be held on November 15, 2007, at which time Mr. Smith was to report back to the Board on the discussions with Mr. Kerkorian and Tracinda with respect to the governance agreement.
     On November 13, 2007, Mr. Smith and Charles S. Parrish, Senior Vice President, General Counsel and Secretary of the Company, met in person with Messrs. Christensen and Taylor in Beverly Hills, California. At that meeting, Mr. Smith advised Messrs. Christensen and Taylor that the Board had met on November 9, 2007, and that the Board had authorized him to convey to Tracinda that, assuming completion of the Offer, the Board would be willing to give serious consideration to providing a representative of Tracinda with a Board seat. Mr. Smith explained that this was consistent with the Company’s “shareholder friendly” corporate governance record. Mr. Smith went on to explain that in the context of Tracinda being granted a Board seat, the Company would expect to enter into some form of governance agreement with Mr. Kerkorian and Tracinda. Without excluding other reasons, he specifically noted the importance of preventing Tracinda from engaging in open market purchases following the closing of the Offer. He explained that this would increase the degree of control that Tracinda might acquire by virtue of consummating the Offer without paying an adequate premium for all the outstanding shares. Mr. Christensen indicated that, while Tracinda was appreciative of the opportunity for a Board seat, Tracinda was conceptually opposed to standstill agreements. Messrs. Smith, Parrish, Taylor and Christensen discussed the extent to which an equity interest of 20% in the Company represented a control position and agreed that the issue was a grey area. In the course of their discussion, Mr. Christensen did indicate, however, that he and Mr. Taylor would discuss the matter of Board representation and a governance agreement with Mr. Kerkorian.
     At a special meeting of the Board on November 15, 2007, Mr. Smith advised the Board of the results of the discussions with Mr. Christensen and Mr. Taylor with respect to the governance agreement. Representatives of Lehman, Fulbright, Simpson and Richards also discussed with the Board potential next steps that could be taken in the event that Tracinda did not respond to the request for a governance agreement, particularly in light of the upcoming response date to the Offer. In connection therewith, the Board scheduled a special meeting of the Board for November 19, 2007 to discuss its recommendation to the Company’s stockholders in connection with the Offer, as well as the advisability of adopting a stockholder rights plan in the event a governance agreement could not be reached between the Company and Tracinda.
     On November 19, 2007, a special meeting of the Board was held to discuss the foregoing. In connection therewith, representatives of Fulbright, Simpson and Richards reviewed with the Board its fiduciary duties in the context of adopting a stockholder rights plan, the potential reaction to rights plans in general by the institutional stockholder community and the forms and provisions of a rights plan that the institutional stockholder community could find acceptable, alternative provisions available for Board consideration, the material terms and conditions of the proposed rights plan, and the process pursuant to which such a rights plan could be implemented by the Board. Representatives of Lehman further discussed with the Board an analysis of the dilutive effect of a rights plan, if triggered, selected precedents and analyses relating to the terms of a rights plan, and certain market perspectives on rights plans. The Board then discussed the matters presented, including the Board’s potential recommendation to stockholders and the benefits of a rights plan in the absence of a governance agreement. Following these discussions, the Board scheduled a special meeting of the Board for November 20, 2007 to finalize its recommendation to the stockholders and to determine whether or not it would implement a stockholder rights plan and, if so, the terms of such rights plan.
     On November 19, 2007, Mr. Christensen telephoned Mr. Smith to inquire as to the actions taken at the November 19, 2007 meeting of the Board. Mr. Smith informed Mr. Christensen that the Board had discussed the Offer in detail with the Company’s financial advisors and legal counsel, and that the Board had also reviewed in detail a stockholder rights plan, but no action was taken at the Board meeting.

     On November 20, 2007, a special meeting of the Board was held to address the matters discussed at the November 19, 2007 special meeting of the Board. Following discussion, the Board unanimously approved the implementation of a rights plan. The Board also considered its obligations pursuant to the federal securities laws to issue a statement on Schedule 14D-9 and made the determination discussed below.
     The Board unanimously determined that the Company would express no opinion and would be neutral with respect to the Offer. Accordingly, the Board has not made a determination as to whether the Offer is fair to, or in the best interests of, its stockholders and is not making a recommendation regarding whether the Company’s stockholders should participate in the Offer. The Board urges each of its stockholders to make its own decision regarding the Offer, including, among other things, the adequacy of the Offer price, based on all of the information available and in light of the stockholder’s own investment objectives, the stockholder’s view with respect to the Company’s prospects and outlook, the matters considered by the Board, as noted below, and any other factors that the stockholder deems relevant to its investment decision.
     The Board considered a variety of factors in determining not to express an opinion and instead to remain neutral with respect to the Offer, including the reasons set forth below.
1)	Tracinda has stated that its intention is to acquire the shares of Common Stock pursuant to the Offer (approximately 16%) for investment purposes, and that it does not have any current plans to acquire or influence control over the business of the Company;

2)	although Tracinda would, upon successful completion of the Offer, beneficially own a relatively significant percentage of the outstanding shares of Common Stock (approximately 19.98% after giving effect to the percentage of shares Tracinda beneficially owns according to the Offer to Purchase), this level of beneficial ownership by Tracinda, coupled with its intent to hold the Company’s shares for investment purposes, did not present a sufficient degree of control or threat to corporate policy (including the Company’s strategic plan) to justify a recommendation against the Offer;

3)	the ability to adopt a stockholder rights plan as a means to deter the further accumulation of shares of Common Stock by Tracinda, and the control that might be associated with such resulting higher levels of beneficial ownership;

4)	holders of shares of Common Stock tendered and accepted pursuant to the Offer will be precluded, with respect to shares of Common Stock purchased in the Offer, from having the opportunity to participate in any future benefits arising from continued ownership of those shares of Common Stock, including any potential future earnings growth of the Company and any subsequent increase in the market value of those shares of Common Stock;

5)	based on the per share closing price of $57.20 of the Common Stock on the New York Stock Exchange on October 25, 2007, the last trading day before the announcement of Tracinda’s intention to make the Offer, the indicated premium reflected in the price offered for such shares pursuant to the Offer was 11.9%; and

6)	the per share closing price on the New York Stock Exchange was $56.68 on November 20, 2007, and the historical per share closing price of the Common Stock on the New York Stock Exchange (adjusted for the two-for-one stock split effected on May 30, 2007) ranged from $31.57 to $63.82 during the period from January 3, 2007 to October 25, 2007.
     The description above is not exhaustive but summarizes the material factors considered by the Board. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to, and did not attempt to, provide specific assessments of, quantify, rank or otherwise assign relative weight to the specific factors considered in determining its recommendation.
     Although the Board is not expressing an opinion and is remaining neutral with respect to the Offer, it is expressing no view, and should not be interpreted as expressing a view as to the position the Board would take with respect to any other effort by Tracinda or any other person to acquire shares of Common Stock, including a proposal to acquire more than a majority of the outstanding shares of the Company.
     A copy of the Company’s press release communicating the Board’s position and announcing the adoption of the stockholder rights plan is filed as Exhibit (a)(2) hereto and is incorporated herein by reference.
     Although the trading restrictions under the Company’s internal corporate policies currently prohibit them from purchasing or selling any securities of the Company, including by tendering Common Stock into the Offer, the directors, executive officers, affiliates and subsidiaries have advised the Company that they would not have tendered shares of Common Stock held by them into the Offer should they have been permitted to do so.
Item 5.  Persons/Assets Retained, Employed, Compensated or Used.
     The Company has retained Lehman to act as its financial advisor in connection with the Offer. Pursuant to the terms of the engagement letter with Lehman, the Company has agreed to pay Lehman for its financial advisory services a quarterly retainer fee of $250,000 for one year and an additional fee of $3 million for each opinion delivered in connection with the Offer. The Company has also agreed to reimburse Lehman for its reasonable expenses incurred in connection with its services and to indemnify Lehman against certain liabilities.
     The Company has engaged Innisfree M&A Incorporated (“Innisfree”) to provide consulting, analytic and information agent services in connection with the Offer. Innisfree will receive reasonable compensation for such services and reimbursement of out-of-pocket expenses in connection with the engagement.
     The Company has also retained Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) as its public relations advisor in connection with the Offer. Joele Frank will receive reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection with the engagement.
     Except as described above, neither the Company nor any person acting on its behalf has employed, retained, compensated or used any person to make solicitations or recommendations to security holders of the Company with respect to the Offer.
Item 6.  Interest in Securities of the Subject Company.
     Except as set forth on Annex A hereto, no transactions in the Common Stock, other than ordinary course purchases under the Company’s 401(k) plans, have been effected during the past 60 days by the Company or, to the Company’s knowledge, any of the Company’s directors, executive officers, affiliates or subsidiaries.
Item 7.     Purposes of the Transaction and Plans or Proposals.
     The Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iii) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; or (iv) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.
     There are no transactions, resolutions of the Board of Directors, agreements in principle or signed agreements in response to the Offer, that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.
     Notwithstanding the foregoing, the Board of Directors may in the future engage in negotiations in response to the Offer that could have one or more of the effects specified in the preceding paragraph. The Board of Directors has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize any discussions or negotiations that the Company may conduct. Accordingly, the Company does not intend to disclose the possible terms of any such transaction or proposals, or parties thereto, until an agreement in principal relating thereto has been reached or as otherwise may be required by law.
Item 8.  Additional Information.
     DGCL Section 203 — Business Combinations with Interested Stockholders.  The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the Delaware General Corporation Law (the “DGCL”) prevents an “interested stockholder” (defined to include a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such date. If Tracinda becomes an “interested stockholder” as a result of the completion of the Offer, Tracinda would be restricted pursuant to Section 203 of the DGCL from entering into a business combination transaction with the Company for three years after the completion of the Offer unless such business combination transaction is approved by the Board and 66 2/3% of the Common Stock not owned by Tracinda.

     “Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995.  This Schedule includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are included throughout this Schedule and relate to the expected future plans and performance of the Company. We have used the words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will” and similar terms and phrases to identify forward-looking statements in this Schedule. Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct.
     Actual results and trends in the future may differ materially from those suggested or implied by the forward-looking statements depending on a variety of factors including, but not limited to:
•	changes in our cash flow from operations;

•	the availability and costs of crude oil, other refinery feedstocks and refined products;

•	changes in global economic conditions;

•	changes in capital requirements or in execution of planned capital projects;

•	the timing and extent of changes in commodity prices and underlying demand for our refined products;

•	disruptions due to equipment interruption or failure at our facilities or third-party facilities;

•	changes in the cost or availability of third-party vessels, pipelines and other means of transporting crude oil feedstocks and refined products;

•	actions of customers and competitors;

•	direct or indirect effects on our business resulting from actual or threatened terrorist incidents or acts of war;

•	political developments in foreign countries;

•	changes in our inventory levels and carrying costs;

•	seasonal variations in demand for refined products;

•	changes in fuel and utility costs for our facilities;

•	state and federal environmental, economic, safety and other policies and regulations, any changes therein, and any legal or regulatory delays or other factors beyond our control;

•	adverse rulings, judgments, or settlements in litigation or other legal or tax matters,

including unexpected environmental remediation costs in excess of any reserves;

•	weather conditions affecting our operations or the areas in which our refined products are marketed; and

•	earthquakes or other natural disasters affecting operations.
     Many of these factors are described in greater detail in our filings with the SEC. All future written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except as otherwise required by law, we undertake no obligation to update any information contained herein or to publicly release the results of any revisions to any forward-looking statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this Schedule.

Item 9.  Exhibits.
     The following Exhibits are filed herewith:

Exhibit
Number	Description

(a)(2)	Press Release issued on November 21, 2007.

(a)(3)	Letter to Employees, dated November 21, 2007.

(a)(4)	Employee Frequently Asked Questions, distributed on November 21, 2007.

(e)(1)	Excerpts from pages 11-14, 21-23 and 31-49 of Tesoro Corporation’s Proxy Statement filed on Schedule 14A with the SEC on March 30, 2007.*

(e)(2)	Management Stability Agreement between the Company and W. Eugene Burden dated November 6, 2002 (incorporated by reference herein to Exhibit 10.23 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, File No. 1-3473).

(e)(3)	Management Stability Agreement between the Company and Claude A. Flagg dated February 2, 2005 (incorporated by reference herein to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 8, 2005, File No. 1-3473).

(e)(4)	Amended and Restated Management Stability Agreement between the Company and J. William Haywood dated August 2, 2005 (incorporated by reference herein to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 8, 2005, File No. 1-3473).

(e)(5)	Management Stability Agreement between the Company and Joseph M. Monroe dated November 6, 2002 (incorporated by reference herein to Exhibit 10.30 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, File No. 1-3473).

(e)(6)	Amended and Restated Management Stability Agreement between the Company and Daniel J. Porter dated August 2, 2005 (incorporated by reference herein to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on August 8, 2005, File No. 1-3473).

(e)(7)	Management Stability Agreement between the Company and Arlen O. Glenewinkel, Jr. dated August 2, 2005 (incorporated by reference herein to Exhibit 10.28 to the Company’s Annual Report on Form 10-K filed on February 26, 2007, File No. 1-3473).

(e)(8)	Amended and Restated Management Stability Agreement between the Company and Susan A. Lerette dated February 2, 2005 (incorporated by reference herein to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on February 8, 2005, File No. 1-3473).

(e)(9)	Amended and Restated Management Stability Agreement between the Company and Charles S. Parrish dated May 3, 2006 (incorporated by reference herein to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 25, 2006, File No. 1-3473).

(e)(10)	Amended and Restated Management Stability Agreement between the Company and Otto C. Schwethelm dated February 2, 2005 (incorporated by reference herein to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on February 8, 2005, File No. 1-3473).

(e)(11)	Management Stability Agreement between the Company and Sarah S. Simpson dated August 2, 2005 (incorporated by reference herein to Exhibit 10.32 to the Company’s Annual

Exhibit
Number	Description

Report on Form 10-K filed on February 26, 2007, File No. 1-3473).

(e)(12)	Management Stability Agreement between the Company and G. Scott Spendlove dated January 24, 2002 (incorporated by reference herein to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002, File No. 1-3473).

(e)(13)	Amended and Restated Management Stability Agreement between the Company and Lynn D. Westfall dated as of May 3, 2006 (incorporated by reference herein to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 25, 2006, File No. 1-3473).

(g)	Not applicable.

*	Incorporated by reference to pages 11-14, 21-23 and 31-49 of the Company’s definitive proxy statement on Schedule 14A filed with the SEC on March 30, 2007, File No. 1-3473.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.

Tesoro Corporation
By:	/s/ Charles S. Parrish
	Name:	Charles S. Parrish
	Title:	Senior Vice President, General Counsel and Secretary

Dated: November 21, 2007

ANNEX A
Recent Transactions by the Company and Directors, Executive Officers,
Affiliates and Subsidiaries of the Company

Name	Date of	Nature of	No. of Shares/	Share Price/ Strike	Transaction Type
	Transaction	Transaction	Options	Price
Donald H. Schmude	9/28/07	Acquisition	325	$46.02	Grant of Phantom Stock
Steven H. Grapstein	9/28/07	Acquisition	347	$46.02	Grant of Phantom Stock
Michael E. Wiley	9/28/07	Acquisition	140	$46.02	Grant of Phantom Stock
Robert W. Goldman	9/28/07	Acquisition	114	$46.02	Grant of Phantom Stock
John F. Bookout III	9/28/07	Acquisition	274	$46.02	Grant of Phantom Stock
Susan A. Lerette	10/10/07	Disposition	1,667	$55.00	Exercise of Employee Stock Option and Disposition of Common Stock
Bruce A. Smith	10/11/07	Disposition	117,000	$54.94	Conversion of Phantom Stock into Cash
Susan A. Lerette	10/26/07	Disposition	1,667	$65.05	Exercise of Employee Stock Option and Disposition of Common Stock
Scott G. Spendlove	10/26/07	Disposition	10,000	$65.05	Exercise of Employee Stock Option and Disposition of Common Stock
John F. Bookout III	10/31/07	Acquisition	207	$60.53	Acquisition of Common Stock for Annual Retainer Fee
Rodney F. Chase	10/31/07	Acquisition	207	$60.53	Acquisition of Common Stock for Annual Retainer Fee
Robert W. Goldman	10/31/07	Acquisition	207	$60.53	Acquisition of Common Stock for Annual Retainer Fee
Steven H. Grapstein	10/31/07	Acquisition	207	$60.53	Acquisition of Common Stock for Annual Retainer Fee

1

Name	Date of	Nature of	No. of Shares/	Share Price/ Strike	Transaction Type
	Transaction	Transaction	Options	Price
William J. Johnson	10/31/07	Acquisition	207	$60.53	Acquisition of Common Stock for Annual Retainer Fee
Donald H. Schmude	10/31/07	Acquisition	207	$60.53	Acquisition of Common Stock for Annual Retainer Fee
Jim W. Nokes	10/31/07	Acquisition	207	$60.53	Acquisition of Common Stock for Annual Retainer Fee
Michael E. Wiley	10/31/07	Acquisition	207	$60.53	Acquisition of Common Stock for Annual Retainer Fee
Claude A. Flagg	11/13/07	Disposition	10,400	$59.00	Exercise of Employee Stock Option and Disposition of Common Stock
Scott G. Spendlove	11/14/07	Disposition	8,000	$57.945	Gift of Common Stock to Charitable Trust

2